Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: (212) 455-2000

FACSIMILE: (212) 455-2502

Direct Dial Number (212) 455-2293	E-Mail Address rbekkerus@stblaw.com

February 27, 2020

VIA EDGAR TRANSMISSION

Re:    GFL Environmental Holdings Inc.

Filed on July 19, 2019

CIK No. 0001780232

Asia Timmons-Pierce

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of GFL Environmental Holdings Inc. (the “Company”), we are providing the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with the following responses to the Staff’s comment letter, dated February 26, 2020 (the “Comment Letter”), regarding the above-referenced registration statement on Form F-1 (the “Registration Statement”).

To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in our response correspond to the pages of Amendment No. 9. Unless otherwise defined below, terms defined in Amendment No. 9 and used below shall have the meanings given to them in Amendment No. 9. The response and information described below are based upon information provided to us by the Company.

Form F-1/A Filed February 25, 2020

Capitalization, page 74

1.                                      Your response to comment 3 in your letter dated February 3, 2020 indicated that you expected the reduction to interest expense as a result of using proceeds of the offerings to repay debt to not be material to investors though at that time you did not know the size of the offerings. Given that your new disclosures indicate you now intend to use all of the net proceeds of the offerings to repay approximately 46% of your debt, please help us further understand how you determined that pro forma financial information showing the reduction in interest expense would not be material. In this regard, we note that 2019 interest and financing costs were nearly 90% of your pre-tax loss. Given that the pro forma Statement of Operations adjustments only impact interest/financing expense and  income tax expense, a narrative description of the pro forma effects of the transaction on the impacted 2019 Statements of Operations line items and EPS may be furnished in lieu of a full 2019 pro forma Statement of Operations. See Article 11-01(a)(8) and 11-02(b)(1) of Regulation S-X.

In response to the Staff’s comment, the Company advises the Staff that it will revise the disclosure on page 75 of the Registration Statement to add the following text as a new second paragraph in footnote (2) to the Capitalization Table:

“If we assumed that this offering, the Unit Offering and the application of each of the estimated net proceeds therefrom occurred on January 1, 2019, our (i) “Interest and other finance costs” for Fiscal 2019 would have decreased by C$200.0 million to a total of C$332.2 million, (ii) “Loss before income taxes” would have decreased by C$200.0 million for a total of C$(409.2) million, (iii) “Income tax (recovery) expense” would have decreased by C$53.0 million for a total of C$(104.6) million, (iv)  “Net loss” would have decreased by C$147.0 million for a total of C$(304.6) million and (v) “Loss per share” would have decreased by C$0.04 per share to C$(0.08) per share. In addition, after giving effect to the offering of subordinate voting shares and the Unit Offering, including the subordinate voting shares issuable upon conversion of the Units, the diluted loss per share would have been C$(0.87).”

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Please do not hesitate to call Ryan Bekkerus at (212) 455-2293 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
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